CV Sciences, Inc.

2688 South Rainbow Boulevard, Suite B

Las Vegas, Nevada 89146

March 23, 2016

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler Daniel Greenspan Christina De Rosa
Re:	CV Sciences, Inc. (formerly CannaVEST Corp.) Withdrawal of Registration Statement on Form S-1 Filed on July 20, 2015 File No. 333-205758

Ladies and Gentlemen:

On behalf of CV Sciences, Inc., a Delaware corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-205758), as initially filed with the Securities and Exchange Commission (“Commission”) on July 20, 2015 (collectively, “Registration Statement”) be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement to pursue other financing options. The Company confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to John Cleary, Esq. of Procopio, Cory, Hargreaves & Savitch LLP, via email at john.cleary@procopio.com or via facsimile at (619) 744-5459.

Should you have any questions regarding this request for withdrawal, please contact John Cleary of Procopio, Cory, Hargreaves & Savitch LLP by telephone at (619) 515-3221.

Very truly yours,

/s/ Joseph Dowling

Joseph Dowling

Chief Financial Officer